[redacted]

08029915

ꞏD STATES
ꞏCHANGE COMMISSION
on, D.C. 20549

BB 4/1

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pyramid Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20735 Stevens Creek Blvd., Suite C
(No and Street)

Cupertino,	California	95014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Hsu (408) 517-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 08 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
APR 01 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Hsu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pyramid Financial Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of SANTA CLARA
Subscribed and sworn (or affirmed) to before me this 26 day of MAR, 2008

Notary Public

Signature

President
Title

KIRTI I. PATEL
COMM. NO. 1542642
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES JAN. 8, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Pyramid Financial Corporation:

We have audited the accompanying statement of financial condition of Pyramid Financial Corporation (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pyramid Financial Corporation as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
March 25, 2008

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Pyramid Financial Corporation
Statement of Financial Condition
December 31, 2007

Assets

Cash	$ 132,800
Deposit with clearing organization	116,451
Receivable from broker-dealer	5,809
Furniture, equipment, and leasehold improvements, net	74,718
Other assets	24,828
Total assets	$ 354,606

Liabilities and Stockholder's equity

Liabilities	
Accounts payable and accrued expenses	$ 6,835
Line of credit	87,096
Total liabilities	93,931
Stockholder's equity	
Common stock, $1 par value, 1,000,000 shares authorized, 10,000 issued and outstanding	10,000
Additional paid-in capital	2,752,202
Accumulated deficit	(2,501,527)
Total stockholder's equity	260,675
Total liabilities and stockholder's equity	$ 354,606

The accompanying notes are an integral part of these financial statements.

Pyramid Financial Corporation
Statement of Income
For the Year Ended December 31, 2007

Revenues	
Commission income	$ 574,630
Trading income	159,325
Gain (loss) on disposal of assets	(1,341)
Interest income	259,475
Other income	54,112
Total revenues	1,046,201
Expenses	
Employee compensation and benefits	66,915
Commissions and floor brokerage	182,069
Communications	39,516
Professional fees	58,068
Interest	12,743
Occupancy	114,154
Taxes, other than income taxes	4,065
Other operating expenses	79,003
Total expenses	556,533
Net income (loss) before income tax provision	489,668
Income tax provision	800
Net income (loss)	$ 488,868

The accompanying notes are an integral part of these financial statements.

Pyramid Financial Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid - In Capital	Accumulated Deficit	Total
Balance at December 31, 2006	$ 10,000	$ 2,752,202	$(2,568,175)	$ 194,027
Distributions	–	–	(422,220)	(422,220)
Net income (loss)	–	–	488,868	488,868
Balance at December 31, 2007	$ 10,000	$ 2,752,202	$(2,501,527)	$ 260,675

The accompanying notes are an integral part of these financial statements.

Pyramid Financial Corporation
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income (loss)		$ 488,868
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 3,543	
(Gain) loss on disposal of assets	1,341	
(Increase) decrease:		
Deposit with clearing organization	(4,708)	
Receivable from broker-dealer	65,391	
Other assets	800	
(Decrease) increase in:		
Bank overdraft	(29,914)	
Account payable and accrued expenses	(1,331)	
Total adjustments		35,122
Net cash provided by (used in) operating activities		523,990
Cash flows from investing activities:		–
Cash flows from financing activities:		
Proceeds from line of credit	31,030	
Distributions	(422,220)	
Net cash provided by (used in) financing activities		(319,190)
Net increase (decrease) in cash		132,800
Cash at beginning of year		–
Cash at end of year		$ 132,800
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Income taxes	$ 800	
Interest	$ 12,743	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Pyramid Financial Corporation (the "Company"), doing business as Wyse Securities, is a California corporation that was incorporated in April, 1988. The Company is a registered broker/dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

Revenues are generated through mutual fund transactions and security traders of buys and sells. Mutual fund transactions are processed directly by the mutual fund involved. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The receivable from broker-dealer is stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis for both the Company's customers and the Company.

Furniture, equipment, and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful lives are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, equipment and leasehold improvements are depreciated over their estimated useful lives ranging from five (5) to thirty-nine (39) years by the straight line method

Advertising costs are expensed as incurred. For the year ended December 31, 2007, the Company charged $3,582 to other operating expenses for advertising costs.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Stockholder, has elected to be an S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise tax and a tax rate of 1.5% over the minimum Franchise fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $100,000 with its clearing firm as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate. The balance at December 31, 2007, includes interest earned for a deposit total of $116,451.

Note 3: FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Furniture & equipment	$ 149,278	5
Leasehold improvements	141,984	39
	291,262	
Less: accumulated depreciation	(216,544)	
Furniture, equipment and leasehold improvements, net	$ 74,718	

Depreciation expense for the year ended December 31, 2007, was $3,543.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision of $800 is the minimum California franchise tax.

The Company has available at December 31, 2007, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $255,431, that expire as follows:

Expiration during year ended December 31,	Amount of unused operating loss carry-forwards
2020	$ 685,728
2021	776,119
2022	106,151
2023	134,872
	$ 1,702,870

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a 5-year lease agreement for office space under a non-cancellable lease. The third amendment commenced September 1, 2005 and expires August 31, 2010 . The lease may be extended for an additional 5 years at the option of the Company.

Future minimum lease payments under the lease are as follows:

Year ending December 31,	Amount
2008	$ 92,568
2009	92,568
2010	61,712
2011 & thereafter	-
Total	$ 246,848

Total rent expense for the year ended December 31, 2007, was $112,901.

The Company has a line of credit agreement with Bank of America under which it may borrow up to $100,000. Borrowings on the line of credit bear interest at a fixed rate of 10.38%. At December 31, 2007, there was an outstanding balance of $87,096.

Note 5: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company maintains several bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. At times during the year ended December 31, 2007, cash balances held in the financial institution were in excess of the FDIC's insured limit. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

Note 6: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits.

Note 7: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but by December 31, 2007, the Company had net capital of $161,129 which was $154,867 in excess of its required net capital of $6,262; and the Company's ratio of aggregate indebtedness ($93,931) to net capital was 0.58:1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $47,573 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 113,556
Adjustments:		
Accumulated deficit	$ 34,866	
Non-allowable assets	12,707	
Total adjustments		47,573
Net capital per audited statements		$ 161,129

Pyramid Financial Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2007

Computation of net capital		
Stockholder's equity		
Common stock	$ 10,000	
Additional paid-in capital	2,752,202	
Accumulated deficit	(2,501,527)	
Total stockholder's equity		$ 260,675
Less: Non-allowable assets		
Furniture, equipment, and leasehold improvements, net	(74,718)	
Other assets	(24,828)	
Total adjustments		(99,546)
Net capital		161,129
Computation of net capital requirements		
Minimum net capital requirements		
6 ⅔ percent of net aggregate indebtedness	$ 6,262	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		6,262
Excess net capital		$ 154,867
Ratio of aggregate indebtedness to net capital	0.58: 1	

There was a $47,573 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2007. See Note 9.

See independent auditor's report.

Pyramid Financial Corporation
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2007

A computation of reserve requirements is not applicable to Pyramid Financial Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Pyramid Financial Corporation
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of December 31, 2007

Information relating to possession or control requirements is not applicable to Pyramid Financial Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Pyramid Financial Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Pyramid Financial Corporation:

In planning and performing our audit of the financial statements of Pyramid Financial Corporation (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
March 25, 2008

END